UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 15 )*

                       Wheelabrator Technologies Inc.
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                              (Name of Issuer)

                                Common Stock
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                       (Title of Class of Securities)

                                962901 30 2
                           ----------------------

                               (CUSIP Number)

        Herbert A. Getz, Waste Management, Inc. 3003 Butterfield Rd.
                    Oak Brook, IL 60523 (630) 572-8800
  -----------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              December 8, 1997
            ---------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. o

Check the following box if a fee is being paid with this statement o. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    13D


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Waste Management, Inc.   36-2660763

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |  |

                                                             (b) |  |

3      SEC USE ONLY

4      SOURCE OF FUNDS
       WC and/or 00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED | | PURSUANT TO ITEM 2(d) OR 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

                                  7     SOLE VOTING POWER
               NUMBER OF                104,621,810 Shares*
                SHARES
              BENEFICIALLY        8     SHARED VOTING POWER
               OWNED BY                 0 Shares
                 EACH
               REPORTING          9     SOLE DISPOSITIVE POWER
                 PERSON                 104,621,810 Shares*
                  WITH
                                  10    SHARED DISPOSITIVE POWER
                                        0 Shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,621,810 Shares*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                     |  |

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 approximately 65%*

14     TYPE OF REPORTING PERSON
       CO


*Held through Waste Management, Inc. and various wholly-owned subsidiaries.



        This Amendment amends and restates the Statement on Schedule 13D filed by the undersigned on August 31, 1989, Amendment No. 1 to such
Schedule 13D filed by the undersigned on March 19, 1990, Amendment No. 2 to such Schedule 13D filed by the undersigned on April 2, 1990, Amendment No. 3 to such Schedule 13D filed by the undersigned on August 2, 1990, Amendment No. 4 to such Schedule 13D filed by the undersigned on September 10, 1990, Amendment No. 5 to such Schedule 13D filed by the undersigned on October 11, 1990, Amendment No. 6 to such Schedule 13D filed by the undersigned on November 2, 1990, Amendment No. 7 to such Schedule 13D filed by the undersigned on November 8, 1990, Amendment No. 8 to such Schedule 13D filed by the undersigned on November 28, 1990, Amendment No. 9 to such
Schedule 13D filed by the undersigned on December 17, 1990, Amendment No. 10 to such Schedule 13D filed by the undersigned on April 19, 1991, Amendment No. 11 to such Schedule 13D filed by the undersigned on August 15, 1991, Amendment No. 12 to such Schedule 13D filed by the undersigned on January 3, 1992, Amendment No. 13 to such Schedule 13D filed by the undersigned on March 16, 1993 and Amendment No. 14 to such Schedule 13D filed by the undersigned on March 23, 1993.

ITEM 1.        Security and Issuer.

        This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Wheelabrator Technologies Inc. (the "Company"), a Delaware corporation which has its principal executive offices at 4 Liberty Lane West, Hampton, New Hampshire 03842. The Company was incorporated under the name The Henley Group, Inc. in December 1985 and on December 29, 1988 changed its name to The Wheelabrator Group Inc. ("WGI"). On December 31, 1988, the Company effected the separation of its businesses into two separate public companies, the Company and The Henley Group, Inc., a Delaware corporation ("Henley"), by contributing the greater portion of such businesses and assets to Henley and distributing the Henley Class A Common Stock, representing 90% of the equity of Henley, to the Company's public stockholders. On August 24, 1989, Wheelabrator Technologies Inc., a Delaware corporation and 60% owned indirect subsidiary of the Company ("WTI"), merged (the "Merger") into Resco Holdings Inc., a Delaware corporation and a subsidiary of the Company ("RHI"), and the Company changed its name to Wheelabrator Technologies Inc.

ITEM 2.        Identity and Background.

        (a)(b)(c) This statement is being filed by Waste Management, Inc., a Delaware corporation ("Waste Management") that was known as "WMX Technologies, Inc." from May 14, 1993 until May 9, 1997 and prior to May 14, 1993, was known as "Waste Management, Inc.", and its wholly-owned subsidiaries, Waste Management of North America, Inc., an Illinois corporation ("WMNA") (known as "Waste Management, Inc." from May 14, 1993 until May 9, 1997), Chemical Waste Management, Inc., a Delaware corporation ("CWM"), National Guaranty Insurance Company, a Vermont corporation ("NGIC"), and Mountain Indemnity Insurance Company, a Vermont corporation ("MIIC"). This statement was originally filed in connection with the acquisition by Waste Management, through WMNA, of 8,959,535 shares of Common Stock of the Company (and the disposition, by virtue of their conversion in the Merger, of 10,603,000 shares of Common Stock of WTI, as to which this statement was also deemed to be Amendment No. 1 to the
Schedule 13D of Waste Management and WMNA filed August 18, 1988 with respect to WTI Common Stock). The principal business and office address of each of Waste Management, WMNA and CWM is 3003 Butterfield Road, Oak Brook, Illinois 60521. The principal business of Waste Management is to act as a holding company for subsidiaries engaged in the businesses of comprehensive waste management services and other related services. WMNA is a wholly-owned subsidiary of Waste Management and is a holding company, the subsidiaries of which are engaged in comprehensive solid waste management services and related services in the United States and Mexico. CWM is a wholly-owned subsidiary of Waste Management which, directly or through subsidiaries, is engaged in hazardous waste management services in the United States and Mexico. The principal business and office address of each of NGIC and MIIC is 7 Burlington Square, Burlington, Vermont 05401. NGIC and MIIC are wholly-owned subsidiaries of Waste Management, each engaged in the business of providing insurance services.

        The name, business address and present principal occupation of each of the directors and executive officers of Waste Management are set forth in Appendix I which is attached hereto and incorporated herein by reference.

        (d)(e) Neither Waste Management, nor, to the best of its knowledge, any director or executive officer of Waste Management listed on Appendix I hereto, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Each director and executive officer of Waste Management listed in Appendix I is a citizen of the United States.

ITEM 3.        Source and Amount of Funds or Other Consideration.

        As more fully described in Items 4 and 5 hereto, this statement on
Schedule 13D was originally filed in connection with the acquisition by Waste Management, through WMNA, of 8,959,535 shares of the Common Stock on August 24, 1989, pursuant to an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), dated as of June 14, 1989, among the Company, RHI and WTI. This discussion is qualified in its entirety by reference to the Merger Agreement, a copy of which was included as Exhibit 1 to the original filing and is incorporated herein by reference.

        Waste Management, through WMNA, originally acquired 8,959,535 shares of the Common Stock on August 24, 1989, when, pursuant to the Merger Agreement, each outstanding share of common stock, par value $.01 per share (the "WTI Common Stock"), of WTI was automatically converted into 3.38 shares of the Common Stock and a reverse split (the "Reverse Split") of the Common Stock was effected, such that each four shares of the Common Stock outstanding immediately after the consummation of the Merger was reclassified into one share of the Common Stock. As a result of the foregoing, the 10,603,000 shares of WTI Common Stock owned by WMNA prior to the Merger were converted into 8,959,535 shares of the Common Stock.

        As consideration for the WTI Common Stock owned of record by WMNA, Waste Management, pursuant to an Amended and Restated Organizational Agreement dated as of June 30, 1988, as heretofore amended (the "Organizational Agreement") by and among Henley, WTI and Waste Management, directly, or through its wholly-owned subsidiary WMNA, contributed the following to WTI:

               (i) an option to purchase, lease or sublease parcels of real estate at or adjacent to landfill facilities owned or leased by WMNA or its subsidiaries or affiliates for the purpose of constructing and operating refuse-to-energy facilities at such sites (the "Land Option
Agreement");

               (ii) certain rights to airspace at landfill sites controlled by WMNA or its subsidiaries or affiliates to dispose of residue produced by refuse-to-energy facilities owned or operated by WTI or its subsidiaries or affiliates;

               (iii) all of WMNA's right, title and interest in and to 100 shares of the common stock, par value $1.00 per share, of Envirotech Operating Services, Inc., a Delaware corporation;

               (iv) all of Waste Management's right, title and interest in and to 100 shares of the common stock, without par value, of Tampa Waste Management Energy Systems, Inc., a Florida corporation; and

               (v) Waste Management's undertaking to provide certain funding support in connection with WTI's construction of refuse-to-energy facilities.

        In addition, Waste Management or WMNA and WTI entered into certain other agreements pursuant to the Organizational Agreement. Waste Management guaranteed the obligations of WMNA under the agreements delivered by WMNA at the closing under the Organizational Agreement on August 12, 1988 (the "WTI Closing"). WMNA agreed to provide guaranteed annual tonnage at specified contract rates to WTI at certain locations under a waste supply agreement. WMNA and WTI also entered into a development agreement for the three years ending August 12, 1991, providing for the payment by WMNA of up to $23.5 million in fees for development services to be provided by WTI and pursuant to which WMNA transferred at the WTI Closing certain WMNA and Waste Management refuse-to-energy projects to WTI.

        The Organizational Agreement further provides that, for so long as the Land Option Agreement is in effect, neither Waste Management nor Henley shall directly or indirectly engage in the refuse-to-energy business in the United States and Canada other than through the Company (except that neither Waste Management nor Henley is prohibited from acquiring another company unless such company's predominant business is, in the acquiring company's judgment, the refuse-to-energy business). If either Waste Management or Henley acquires a company with a refuse-to-energy business component which is not its predominant business, the acquiring company must offer such refuse-to-energy component to WTI at a price equal to its fair market value, and if either Waste Management or Henley wishes to sell any refuse-to-energy business to any third party, it has agreed to give WTI a right of first refusal with respect to such business.

        The Organizational Agreement and the agreements entered into pursuant to it survived the Merger, except as modified by a Modification Agreement, dated August 24, 1989 (the "Modification Agreement") entered into by the Company, RHI, WTI, Henley and WMNA as described more fully in
Item 4 below.

        This discussion is qualified in its entirety by reference to the Organizational Agreement, a copy of which was included as Exhibits 2 and 3 to the original filing, and the Modification Agreement, a copy of which was included as Exhibit 5 to the original filing, all of which are incorporated herein by reference.

        Pursuant to the Organizational Agreement, Henley contributed to WTI 28,485,000 shares of common stock, par value $0.01 per share, of WTI's predecessor ("Old WTI") (the "Old WTI Common Stock"), or approximately 80.5% of the issued and outstanding Old WTI Common Stock, and 1,000,000 shares of $2.00 Series A Convertible Preferred Stock, par value $1.00 per share, of Old WTI (the "Old WTI Preferred Stock"), or 100% of the issued and outstanding the Old WTI Preferred Stock. In exchange, WTI issued 28,582,000 shares of WTI Common Stock or approximately 60% of the issued and outstanding shares of WTI Common Stock to RHI. Waste Management contributed the assets described above in exchange for 10,603,000 shares of WTI Common Stock, or approximately 22% of the issued and outstanding shares of WTI Common Stock.

        Pursuant to an Agreement and Plan of Merger dated as of July 14, 1988 (the "WTI Merger Agreement"), among Old WTI, WTI and Wheelabrator Holdings Sub Inc., a Delaware corporation and a wholly-owned subsidiary of WTI ("Holdings Sub"), Holdings Sub was merged into Old WTI on August 12, 1988 (the "WTI Merger"). This discussion is qualified in its entirety by reference to the WTI Merger Agreement, a copy of which was included as
Exhibit 4 to the original filing and is incorporated herein by reference.

        Pursuant to the WTI Merger, each outstanding share of Old WTI Common Stock held by the public (other than dissenting shares) was converted into one share of Common Stock of WTI. The Old WTI Common and Preferred Stock held by the Company was cancelled. Old WTI was the surviving company in the Merger and became a wholly-owned subsidiary of WTI. Subsequent to the WTI Merger, WTI was owned approximately 60% by the Company, 22% by Waste Management through WMNA, and 18% by the public (including 3.3% held by certain officers and directors of the Company).

        As more fully described in Items 4 and 5 hereto, Waste Management acquired an additional 13,500,000 shares of the common stock of the Company on September 7, 1990, pursuant to an Agreement and Plan of Merger, dated March 30, 1990 (the "WMNA Merger Agreement"), as amended (the "WMNA Merger"). Pursuant to the terms of the WMNA Merger Agreement, each stockholder of the Company, other than Waste Management and its affiliates, had the right to receive .469 of a share of common stock, par value $1.00 per share, of Waste Management and .574 of a share of the New Shares (as defined below) of the Company for each share of the Common Stock of the Company held at September 7, 1990, the effective time of the WMNA Merger.

        The foregoing discussion of the merger consideration is qualified in its entirety by reference to the WMNA Merger Agreement, as amended (a copy of which was previously filed as Annex I to Exhibit 7 to Amendment 3 to the Statement and is incorporated herein by this reference).

        The exercise of the option on December 10, 1990, to purchase 440,835 shares of the Common Stock reported in Item 4 was paid for by Waste Management from its working capital. Waste Management paid $26.04 per share, or a total of $11,479,343.30, in cash, for the shares purchased.

        The 5,997,303 shares of the Company purchased by Waste Management on August 15, 1991, in connection with the International Option (as defined below), were paid for by Waste Manage ment's assignment to the Company of a demand promissory note in the principal amount of $168,974,000, which the Company used as the consideration for its purchase of an equity interest in Waste Management's international operations, as described in Item 4 below. The shares of the Common Stock held by NGIC and MIIC were contributed to them by Waste Management from these shares.

        On January 3, 1992, the Company issued 1,362,862 shares of the Common Stock to CWM, a subsidiary of Waste Management that was then owned 76% by Waste Management and which became a wholly-owned subsidiary of Waste Management on January 24, 1995. Such 1,362,862 shares of the Common Stock were issued as consideration for the purchase by the Company of 100% of the shares of capital stock of Sirrine Environmental Consultants, Inc. ("Sirrine"). Sirrine was in the business of providing environmental engineering services in the United States.

        On January 7, 1993, Waste Management acquired 51,798,043 shares of the Common Stock and CWM acquired 1,362,862 shares of the Common Stock, respectively, in a 2-for-1 stock split, effected in the form of a 100% stock dividend.

        From time to time since 1994 the Company has repurchased shares of the Common Stock in the open market and in privately negotiated transactions. The source of funds for the Company's repurchase of its shares has been the Company's working capital and the proceeds of the sales of certain of the Company's assets. Waste Management loaned the Company funds for certain of the Company's share repurchases.

        On December 8, 1997, the Company entered into an Agreement and Plan of Merger with Waste Management and WMI Merger Sub, Inc., a Delaware corporation ("WMI Merger Sub") (the "1997 Merger Agreement"). Pursuant to the 1997 Merger Agreement, all outstanding shares of the Common Stock, other than dissenting shares, will be converted into the right to receive payment of $16.50 in cash per share of the Common Stock and WMI Merger Sub will be merged with and into the Company (the "1997 Merger "). The Company will survive the 1997 Merger and, after such merger, will be a wholly owned subsidiary of Waste Management. The source of funds for payments by Waste Management of the merger consideration has yet to be determined. Waste Management believes that it will be able to procure the necessary funds.

ITEM 4.        Purpose of Transaction.

        WMNA's original acquisition of the Common Stock was the consequence of the conversion of the shares of WTI Common Stock it held into Common Stock in the Merger. The Company and WTI described the purpose of the Merger as being to place the general group of assets on which both the Company's and WTI's earnings and financial condition rely under one public company, and stated that they expected that such combination would enhance stockholder value by eliminating factors such as investor confusion resulting from the dependence of WTI and the Company on the same general group of assets and the additional administrative costs associated with operating two public companies, which could ultimately depress the price at which the Company's stock traded in the market. They also stated that they believed that the combined enterprise would have greater financial strength that would further its ability to pursue its strategy of continued growth in the development of its refuse-to-energy and water and wastewater treatment businesses. The Company stated that the combination would allow the executive officers of the Company following the Merger to focus their efforts more fully on WTI, the Company's principal asset, and WTI stated that the combined enterprises' larger stockholder base would create greater liquidity for WTI's stockholders than was previously available for such stockholders and would substantially reduce market overhang for WTI Common Stock.

        Pursuant to the Merger Agreement, on August 24, 1989, WTI was merged into RHI; each outstanding share of WTI was converted into 3.38 shares of the Common Stock; pursuant to the Reverse Split, each four shares of the Common Stock was reclassified into one share of Common Stock; and each outstanding share of WTI Common Stock held by RHI was cancelled. The Company was then owned approximately 7% by Henley, 22% by Waste Management through its wholly-owned subsidiary WMNA, and 71% by the public (including approximately 6% by certain directors and officers of the Company).

        Immediately prior to the effective time of the Merger (the "Effective Time"), Messrs. Dean L. Buntrock, Phillip B. Rooney, Donald F. Flynn, and William P. Hulligan were, pursuant to the Merger Agreement, elected to serve as Waste Management's designees on the Company's Board of Directors (the "Waste Management Directors").

        On August 24, 1989, pursuant to the Merger Agreement, WMNA entered into the Modification Agreement with the Company, RHI, WTI, and Henley. This discussion is qualified in its entirety by reference to the Modification Agreement, a copy of which was included as Exhibit 5 to the Statement as originally filed and incorporated herein by reference.

        The Modification Agreement granted to WMNA, for use at any time during the ten years following the Merger, demand registration rights on three occasions and an unlimited number of "piggyback" registration rights with respect to the shares of the Common Stock held by it.

        The Modification Agreement also rescinded certain options and granted WMNA certain options to purchase additional shares of the Common Stock. One option provided that if the Company, at any time on or prior to June 30, 1992, proposed to issue or did issue additional shares of Common Stock with the result that WMNA and its affiliates would no longer beneficially own at least 23% of the shares of the Common Stock at the time issued and outstanding, WMNA would have the continuing option to purchase from the Company, at fair market value, such number of shares of Common Stock as would be necessary to cause WMNA and its affiliates to remain collectively the beneficial owners of at least 23% of the shares of the Common Stock at the time issued and outstanding after giving effect to the issuance of the additional shares under such option. The option would terminate on the earlier of (a) one year after the date on which the Company delivered to WMNA notice of issuance of additional shares of the Common Stock sufficient to cause the option to become exercisable, if WMNA did not exercise such option during such year or (b) at such time as WMNA and its affiliates no longer beneficially owned at least 20% of the issued and outstanding shares of the Common Stock as a result of sales or transfers of shares of the Common Stock by WMNA or its affiliates.

        In addition, the Modification Agreement granted WMNA an option to purchase, at $26.04 per share, 440,835 shares of the Common Stock. Such option was exercisable in whole or in part at any time on or before June 30, 1992, would terminate at such time as WMNA and its affiliates no longer beneficially owned at least 20% of the issued and outstanding shares of the Common Stock as a result of sales or transfers of shares of the Common Stock by WMNA or its affiliates, and was subject to adjustment with respect to the number and character of securities subject to the option and the exercise price of such option to adjust for certain actions affecting the Common Stock, such as stock splits or stock dividends.

        The Modification Agreement also provided that, until the earlier of
(a) August 24, 1999 and (b) for WMNA's rights, the date on which WMNA and its affiliates own less than 25% of the shares of the Common Stock which it owned at the Effective Time, and for Henley's rights, the date on which Henley and its affiliates own less than 25% of the shares of the Common Stock which it owned at the Effective Time, the Company would have a right of first refusal if WMNA or Henley wished to sell or otherwise transfer its shares of Common Stock to anyone other than a wholly-owned subsidiary. If the Company does not exercise its right to purchase the offered shares, the non-offering shareholder, either WMNA or Henley, as the case may be (the "Offeree Shareholder"), may exercise a right of first refusal regarding such shares. If neither the Company nor the Offeree Shareholder has exercised its right of first refusal, the offering shareholder has the right during a 60- day period following the offering period to sell its shares of the Common Stock to a third party at a price equal to or greater than the purchase price at which such shares were offered to the Company or the Offeree Shareholder.

        On March 30, 1990, Waste Management, WMI Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Waste Management ("Sub"), and the Company entered into the WMNA Merger Agreement, which was approved by their respective boards of directors, providing for the merger of Sub into the Company. The WMNA Merger Agreement, which was subject, among other things, to approval by Company stockholders at a special meeting called for that purpose (the "Special Meeting"), provided that, if the WMNA Merger was effected, Company stockholders, other than Waste Management and its affiliates, would receive .469 of a share of the common stock of Waste Management and .574 of a share of newly-issued common stock of the Company (the "New Shares") in exchange for each share of the Common Stock held at the effective time of the WMNA Merger.

        The WMNA Merger Agreement also provided that the Company and Waste Management would agree upon definitive forms of certain ancillary agreements prior to the mailing of the Proxy Statement/Prospectus required in connection with the Special Meeting (the "Ancillary Agreements"). The principal terms of the Ancillary Agreements were set forth in Schedule II to the WMNA Merger Agreement. The Ancillary Agreements are described on pages 51 to 59 of the joint Proxy Statement- Prospectus of Waste Management and the Company (a copy of which was previously filed as Exhibit 7 to Amendment 3 to the Statement). The descriptions of the Ancillary Agreements set forth on such pages of the Proxy Statement-Prospectus are incorporated herein by reference.

        The discussion of the Ancillary Agreements incorporated herein by reference is qualified in its entirety by reference to the Ancillary Agreements, copies of which were included as Exhibits 8, 9, 10, 11 and 12 to Amendment 4 to the Statement and incorporated herein by reference.

        The foregoing discussion of the WMNA Merger Agreement is qualified in its entirety by reference to the WMNA Merger Agreement, a copy of which was included as Exhibit 6 to Amendment 2 to the Statement and incorporated herein by reference.

        As of July 24, 1990, Waste Management, Sub, and the Company entered into an amendment (the "Amendment") to the WMNA Merger Agreement, which was approved by the boards of directors of Sub and the Company, the Executive Committee of Waste Management and by Waste Management as the sole shareholder of Sub. The Amendment to the WMNA Merger Agreement provided that the Company could make certain amendments prior to the Effective Time to the Retirement Plan for Non-Employee Directors and also made minor revisions in the amendments permitted pursuant to the initial WMNA Merger Agreement for the Restricted Unit Plan and the 1988 Stock Plan.

        The foregoing discussion of the Amendment to the WMNA Merger Agreement is qualified in its entirety by reference to the WMNA Merger Agreement, as amended to reflect the Amendment, a copy of which was included as Annex I to the Proxy Statement-Prospectus of Waste Management and the Company, a copy of which was included as Exhibit 7 to Amendment 3 to the Statement and incorporated herein by reference.

        On September 7, 1990, the Company's stockholders approved the WMNA Merger Agreement, as amended, at the Special Meeting. As a result of the WMNA Merger, Waste Management owned an additional 13,500,000 shares of the Common Stock. Waste Management then beneficially owned a total of 22,459,535 shares (approximately 55%) of the Common Stock.

        Pursuant to the WMNA Merger Agreement, as amended, the number of directors of the Company was increased to add four designees of Waste Management to the Company's Board of Directors. In addition, Phillip B. Rooney, then President, Chief Operating Officer and Director of Waste Management, was appointed Vice Chairman of the Company's Board of Directors and Chairman of the Executive Committee of the Company's Board of Directors, and Herbert A. Getz, then Vice President, Secretary and Assistant General Counsel of Waste Management, was appointed Secretary of the Company. As of September 7, 1990, Waste Management designees constituted a majority of the Board of Directors of the Company and Waste Management effectively controlled the Company.

        The Merger Agreement contemplated that the parties to the Modification Agreement would enter into an Amendment to the Modification Agreement which was expected to provide, among other things, that WMNA's option to purchase 440,835 shares of the Common Stock at a price of $26.04 per share would continue unchanged after the WMNA Merger, and that all shares of the Common Stock to be issued to Waste Management and its affiliates pursuant to the WMNA Merger would be subject to the registration rights set forth in the Modification Agreement.

        The discussion of the Amendment to the Modification Agreement set forth above is qualified in its entirety by reference to Section 6.4 of the WMNA Merger Agreement, as amended, a copy of which was previously filed as Annex I to Exhibit 7 to Amendment 3 to the Statement, and such
Section 6.4 is incorporated herein by this reference.

        On October 25, 1990, Henley, Henley Support Co. Two ("Henley II"), the Company, WMNA and RHI entered into a letter agreement (the "Letter Agreement") relating to the Modification Agreement. The Letter Agreement provided, among other things, that WMNA and the Company waived their rights of first refusal under the Modification Agreement with respect to shares of common stock of the Company owned by Henley, that Henley and its affiliates waived their right to purchase from the Company such number of shares of common stock of the Company as would have been necessary to remain collectively the beneficial owners of at least 7.26% of the shares of the Common Stock, that Henley and the Company waived their rights of first refusal under the Modification Agreement with respect to shares of the Common Stock owned by WMNA or its affiliates, that Henley and its affiliates waived their registration rights set forth in the Modification Agreement with respect to the shares of the Common Stock they held, that WMNA's option to purchase 440,825 shares of Common Stock at a price of $26.04 per share would continue unchanged after the WMNA Merger, and that all shares of the Common Stock issued to Waste Management and its affiliates pursuant to the WMNA Merger would be subject to the registration rights set forth in the Modification Agreement.

        The discussion of the Amendment to the Modification Agreement set forth above is qualified in its entirety by reference to the Amendment to the Modification Agreement, a copy of which was included as Exhibit 13 to Amendment 6 to the Statement and incorporated herein by reference.

        On November 26, 1990, Waste Management notified the Company that it would exercise the option, previously held by WMNA and assigned by WMNA to Waste Management, that was granted under the Modification Agreement (as amended by the Letter Agreement) to purchase 440,835 shares of the Common Stock at a price of $26.04 per share. The closing date of the exercise would be December 7, 1990 (or, if later, the date on which such shares were approved for listing on the New York Stock Exchange). Waste Management reserved the right to increase its investment in the Company from time to time in the future. Increases in the ownership of the Common Stock might be made, through WMNA or otherwise, in the open market, or in privately negotiated transactions with other shareholders (including Henley) or the Company, depending upon market conditions from time to time, including the prevailing price of the Common Stock. Waste Management also reserved the right to decrease its investment in the Company through transactions such as those described above.

        On December 10, 1990, Waste Management exercised the option to purchase 440,835 shares of the Common Stock, at a price of $26.04 per share, that had been granted to WMNA under the Modification Agreement (as amended by the Letter Agreement) and assigned by WMNA to Waste Management as described above

        On March 11, 1991, the Company's Board of Directors approved a two-for-one split of the Common Stock payable in the form of a dividend. The split was effected through the issuance on April 8, 1991 of one additional share of Common Stock for each share issued as of March 21, 1991. Pursuant to this stock split, Waste Management received a total of 22,900,370 shares of Common Stock with respect to the 22,900,370 shares of Common Stock owned by Waste Management immediately prior to the stock split.

        The International Development Agreement dated as of September 30, 1990 by and among the Company, CWM, Waste Management and Waste Management International, Inc., a wholly owned subsidiary of Waste Management ("International") (the "International Development Agreement"), which was one of the Ancillary Agreements, provided, among other things, for the Company to have the option to acquire a 15% interest in the operations of International (the "International Option"). On July 22, 1991, the Company exercised the International Option. On August 15, 1991, pursuant to an Exchange Agreement (the "Exchange Agreement") dated as of August 15, 1991 by and among the Company, Waste Management, CWM, International and Waste Management Europe N.V., a Netherlands corporation and, prior to the consummation of the International Option exercise, a wholly-owned subsidiary of International, into which substantially all of the operations of International had been restructured ("WME"), the Company purchased 6,545,250 shares of common stock, 2 NLG par value per share, of WME, representing a 15% interest in the common equity of WME. As consideration for such WME shares, the Company assigned to WME a demand promissory note issued by International in the principal amount of $168,974,000. The Company obtained the note of International from Waste Management as consideration for the purchase by Waste Management of 5,997,303 shares of Common Stock. WME used the note from International to redeem certain Preference Shares issued by WME to International.

        In connection with the consummation of the International Option exercise, the Company, Waste Management, CWM, International and WME entered into an Amendment and Restatement of the International Development Agreement (the "Amended Development Agreement") dated as of August 15, 1991, which superseded the International Development Agreement.

        The foregoing discussion of the International Option, the exercise thereof, the Exchange Agreement and the Amended Development Agreement is qualified in its entirety by reference to the Exchange Agreement and Amended Development Agreement filed as exhibits 14 and 15 to Amendment 11 to this Schedule and incorporated herein by this reference.

        On March 16, 1993, the Company filed a registration statement on Form S-3 under the Securities Act of 1993, as amended, to permit CWM to dispose of the 2,725,724 shares of the Common Stock then held by CWM on a delayed or continuous basis. The disposition of such Common Stock by CWM may be effected from time to time in one or more transactions on the New York Stock Exchange (which may involve block transactions), in special offerings, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

        From time to time since 1994, the Company has repurchased shares of the Common Stock in the open market and in privately negotiated transactions. Such share repurchases totaled approximately 3.3 million shares of the Common Stock in 1994, 7.2 million shares in 1995, and 19.1 million shares in 1996. On February 4, 1997, the Company announced that its Board of Directors had increased the Company's existing share repurchase authorization of 10 million shares to 30 million shares, and that the Company anticipated initiating a "Dutch Auction" tender offer for $350 million. On March 25, 1997, the Company announced that it was deferring indefinitely its plans to initiate the "Dutch Auction" tender offer. During 1997 through the date hereof, the Company repurchased 5,106,200 shares. While these share repurchases are not purchases of Common Stock by Waste Management, the result of such repurchases has been to increase the percentage of Waste Management's ownership of the Company.

        The Company adopted a strategy to exit the water business by selling its water and wastewater equipment and systems manufacturing business to U.S. Filter Corporation ("U.S. Filter"), a sale completed in November 1996. The Company and U.S. Filter subsequently entered into an agreement whereby U.S. Filter would acquire Wheelabrator EOS Inc., the Company's water and wastewater operations and maintenance subsidiary, for approximately $77 million in U.S. Filter stock. The transaction closed on April 3, 1997. The Company has also restructured and downsized its biosolids and land application business, including exiting several markets. The Company's 40% owned subsidiary, Rust International Inc. ("Rust"), the remainder of whose stock is beneficially owned by Waste Management, has divested much of its engineering and construction business and industrial scaffolding business, and has begun to implement plans to divest its remaining domestic and international engineering and consulting business. Waste Management International plc ("WM International"), of which the Company owns 12% directly, plus an additional 4.8% indirectly through its 40% ownership of Rust, sold its 20% interest in Wessex Water plc back to Wessex. WM International may also sell some of its assets in several countries in Europe. Waste Management reserves the right to cause the Company, Rust and WM International to sell or acquire assets from time to time in the future.

        On June 20, 1997, Waste Management offered to acquire all of the publicly held shares of the Company at a price equal to $15.00 per share. Between June 20, 1997 and December 8, 1997, Waste Management and the Company negotiated the terms and provisions of the proposed acquisition. On December 8, 1997, the boards of directors of the Company, Waste Management and WMI Merger Sub voted to approve the 1997 Merger Agreement. In the 1997 Merger, all publicly held shares of the Common Stock, other than dissenting shares, will be converted into the right to receive $16.50 in cash. By virtue of the 1997 Merger, shares of the Common Stock held by Waste Management and its subsidiaries will be cancelled. Upon consummation of the 1997 Merger, the Company will be a wholly owned subsidiary of Waste Management and market trading of shares of the Common Stock will cease. The respective obligations of Waste Management, WMI Merger Sub and the Company under the 1997 Merger Agreement are subject to certain conditions, including without limitation the condition that the merger be approved by the holders of a majority of the outstanding shares of the Common Stock not directly or indirectly owned by Waste Management present and voting at a special meeting of Company stockholders called for that purpose.

        The foregoing discussion of the 1997 Merger and the 1997 Merger Agreement is qualified in its entirety by reference to the 1997 Merger Agreement, dated December 8, 1997, among Waste Management, WMI Merger Sub and the Company, filed as exhibit 16 to Amendment 15 to this Schedule and incorporated herein by reference.

        ITEM 5.       Interest in Securities of the Issuer.

        (a) As of December 10, 1997, Waste Management was the record owner of 39,806,820 shares of the Common Stock, WMNA was the record owner of 45,800,740 shares of the Common Stock, CWM was the record owner of 1,025,724 shares of the Common Stock, NGIC was the record owner of 11,800,001 shares of the Common Stock, and MIIC was the record owner of 6,188,525 shares of the Common Stock. As of such date, the shares held by Waste Management, WMNA, CWM, NGIC and MIIC constituted approximately 65% of the issued and outstanding shares of the Common Stock. As of December 10, 1997, the following directors or executive officers of Waste Management had the following beneficial ownership of common stock of the Company, which in each case amounts to less than one percent of the Company's outstanding stock: Mr. Dean L. Buntrock-116,377 shares; Mr. Jerry E. Dempsey-34,336 shares; Mr. Donald F. Flynn-45,245 shares; Mr. Herbert A. Getz-73,414 shares; Mr. Paul M. Montrone-256,000 shares; and Mr. Mark T. Spears-6 shares. Such beneficial ownership consists of shares owned directly, except for the 256,000 shares beneficially owned by Mr. Montrone, which beneficial ownership consists of rights to acquire shares, 1000 shares owned indirectly by Mr. Dempsey and 6 shares owned indirectly by Mr. Spears. These numbers exclude the shares beneficially owned by Waste Management, of which the officers and directors of Waste Management could be deemed to have beneficial ownership if they are deemed affiliates of Waste Management. Each of them disclaims beneficial ownership of the shares of the Common Stock beneficially owned by Waste Management.

        (b) Waste Management has the sole power to vote and dispose of the 104,621,810 shares of Common Stock owned by Waste Management, WMNA, NGIC, MIIC and CWM. Each of Messrs. Buntrock, Dempsey and Flynn has sole voting and investment power over the shares directly owned by him as shown in Part
(a) of this Item 5, and Mr. Getz has shared voting and investment power over such shares with his spouse. Mr. Dempsey has sole voting and investment power over the shares indirectly held by him as shown in Part
(a) of the Item 5.

        (c) During the past 60 days neither Waste Management nor any subsidiary of Waste Management (other than the Company) nor, to the best knowledge of Waste Management, any of its executive officers or directors, has effected any transactions in the Common Stock, other than negotiation and execution of the 1997 Merger Agreement, except that Mr. Getz exercised an option to acquire 240,000 shares of the Common Stock on November 28, 1997, and in connection therewith sold 134,000 shares of the Common Stock in a market transaction on December 10, 1997, to cover the exercise price of such option, and effected the withhholding by the Company of 32,586 shares of the Common Stock to cover withholding taxes in connection with the option exercise.

        (d) No person other than Waste Management has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Waste Management. Waste Management, WMNA, NGIC, MIIC and CWM each has the exclusive right to receive dividends from, or the proceeds from the sale of, all of the shares of the Common Stock held by it.

        (e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Except as provided in the Merger Agreement, the Modification Agreement, the WMNA Merger Agreement, the Amendment, the Ancillary Agreements, the Letter Agreement and the 1997 Merger Agreement, and as disclosed elsewhere in this Amendment, the Statement and the previous Amendments to the Statement, none of Waste Management, WMNA, CWM, NGIC and MIIC have any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        Materials to be Filed as Exhibits.


 Exhibit No.              Description                                  Page*

      1       Agreement and Plan of Merger and
              Reorganization, dated June 14, 1989, among
              WGI, RHI and WTI (incorporated by reference to Annex I to Joint Proxy Statement/Prospects dated July 24, 1989 including in WGI's
              Registration Statement on Form S-4,
              Registration No. 33-30113).
      2 Amended and Restated Organizational Agreement, dated as of June 30, 1988, among Henley, WTI and Waste Management (incorporated by reference to Exhibit 2.01 to WTI's
              Registration Statement on Form S-4,
              Registration No. 33-23139).
      3       Amendment No. 1 to Amended and Restated
              Organizational Agreement, dated August 12,
              1988 (incorporated by reference to Exhibit 2 to Waste Management and WMNA's Schedule 13D dated August 18, 1988 filed with respect to the WTI Common Stock).
      4       Agreement and Plan of Merger, dated as of July
              14, 1988, among WTI, Holdings Sub and Old WTI
              (incorporated by reference to Exhibit 2.02 to WTI's Registration Statement on Form S-4,
              Registration No. 33-23139).
      5 Modification Agreement, dated August 24, 1989, among the Company, RHI, WTI, Henley and WMNA
              (filed with the original Statement).
      6       Agreement and Plan of Merger and
              Reorganization, dated March 30, 1990, among
              Waste Management, Sub and the Company (filed with Amendment 2 to the Statement).
      7 Proxy Statement-Prospectus of Waste Management and the Company, dated July 30, 1990 (filed with Amendment 3 to the Statement).
      8       Restated Funding Agreement, dated September 7,
              1990, among the Company, Waste Management and
              RHI (filed with Amendment 4 to the Statement).
      9       International Development Agreement, dated
              September 7, 1990, among the Company, Waste
              Management, Chemical Waste Management, Inc.
              ("CWM"), and Waste Management International,
              Inc. ("WMII") (filed with Amendment 4 to the
              Statement).
     10       Medical Waste Option Agreement, dated
              September 7, 1990, between the Company and
              WMNA (filed with Amendment 4 to the
              Statement).
     11 Intellectual Property Licensing Agreement, dated September 7, 1990, among the Company,
              WMNA and WMII (filed with Amendment 4 to the
              Statement).
     12       Master Intercorporate Agreement, dated
              September 7, 1990, among the Company, Waste
              Management and CWM (filed with Amendment 4 to the Statement).
     13 Letter Agreement, dated October 25, 1990, among the Company, WMNA, Henley, Henley II and
              RHI (filed with Amendment 6 to the Statement).
     14       Amendment and Restatement of Development
              Agreement dated as of August 15, 1991 by and among the Company, Waste Management, CWM,
              International and WME (filed with Amendment 7 to the Statement).
     15 Exchange Agreement dated as of August 15, 1991 by and among the Company, Waste Management, CWM, International and WME (filed with
              Amendment 11 to the Statement).
     16       Agreement and Plan of Merger, dated December
              8, 1997, among Waste Management, WMNA Sub and the Company (filed with Amendment 15 to the Statement).


                                APPENDIX I


Executive Officers and Directors



      Directors                      Principal Occupation

H. Jesse Arnelle                     Attorney

Dean L. Buntrock                     Former Chairman & Chief Executive
                                     Officer of Waste Management

Dr. Pastora San Juan Cafferty        Professor, University of Chicago
                                     School of Social Service
                                     Administration

Jerry E. Dempsey                     Retired

Dr. James B. Edwards                 President, Medical University of
                                     South Carolina

Donald F. Flynn                      Chairman and President of Flynn
                                     Enterprises, Inc.

Roderick M. Hills                    President of Hills Enterprises Ltd.
                                     and Vice Chairman of the Board of
                                     Oak Industries, Inc.

Robert S. Miller                     Acting Chief Executive Officer and
                                     Chairman of the Board of Waste
                                     Management

Paul M. Montrone                     President and Chief Executive
                                     Officer of Fisher Scientific
                                     International, Inc.

Peer Pedersen                        Attorney

James R. Peterson                    Retired

John C. Pope                         Chairman of the Board of MotivePower
                                     Industries, Inc.

Steven G. Rothmeier                  Chairman and Chief Executive Officer
                                     of Great Northern Capital

Alexander B. Trowbridge              President of Trowbridge Partners, Inc.



Executive Officers (who are not Directors)


Donald R. Chappel                    Vice President and Acting Chief
                                     Financial Officer of Waste
                                     Management

Jerry W. Candle                      Senior Vice President of Waste Management

Michael J. Cole                      Senior Vice President of Waste Management

L. Michael Collier                   Senior Vice President of Waste Management

Joseph M. Holsten                    Executive Vice President and Chief
                                     Operating Officer of Waste
                                     Management

Mark T. Spears                       Vice President and Controller of
                                     Waste Management

Herbert A. Getz                      Senior Vice President, General
                                     Counsel and Secretary of Waste
                                     Management

James E. O'Connor                    Senior Vice President of Waste Management

D. P. Payne                          Senior Vice President of Waste Management



                                 SIGNATURES

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned corporation certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 1997

                                        WASTE MANAGEMENT, INC.


                                        By:  /s/ Herbert A. Getz
                                             ____________________________
                                             Herbert A. Getz
                                             Senior Vice President
                                             and Secretary